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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                          ------

                      DOUBLE EAGLE PETROLEUM AND MINING CO.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           $.10 Par Value Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   258570 20 9
          -----------------------------------------------------
                                 (CUSIP Number)


                     Thomas J. Vessels and Tina H. Vessels
                               180 Marion Street
                                Denver, CO 80218
                                 (303) 778-6790
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 25, 1998
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   SCHEDULE 13D

CUSIP No.  258570 20 9
          -------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas J. Vessels  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
--------------------------------------------------------------------------------
  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     186,000          (1)
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |     -0-
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     186,000          (1)
              |-----------------------------------------------------------------
              |    |     SHARED DIPOSITIVE POWER
              |    |     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     186,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) APPROXIMATELY

     7.9% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

--------

1 Includes warrants to purchase 75,000 shares and options to purchase 36,000 shares of common stock.

2    Includes shares beneficially owned by spouse.

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                   SCHEDULE 13D

CUSIP No.  258570 20 9
          -------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tina H. Vessels  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
7    SOLE VOTING POWER
--------------------------------------------------------------------------------
  NUMBER OF   |    |     SOLE VOTING POWER
   SHARES     |    |     150,000          (3)
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |    |     SHARED VOTING POWER
    EACH      |    |     -0-
  REPORTING   |-----------------------------------------------------------------
    WITH      |    |     SOLE DISPOSITIVE POWER
              |    |     150,000          (3)
              |-----------------------------------------------------------------
              |    |     SHARED DIPOSITIVE POWER
              |    |     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) APPROXIMATELY

     7.9% (4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

----------

3    Includes warrants to purchase 75,000 shares of common stock.

4    Includes shares beneficially owned by sopuse.

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     (a) Name and Address of Principal Executive Offices of Issuer:

         Double Eagle Petroleum And Mining Co.
         777 Overland Trail (P.O. Box 786)
         Casper, WY 82601

     (b) Title and Class of Equity Securities: $.10 Par Value Common Stock

Item 2.   Identity and Background.

     (a)  Name of Person Filing:

          Thomas J. Vessels
          Tina H. Vessels

     (b)  Residence Address:

          180 Marion St.
          Denver, CO  80218

     (c)  Present Principal Occupation:

          Private oil and gas investments
          c/o Tundra Resources LLC
          1610 Wynkoop St., Suite 100
          Denver, CO  80202

     (d)  Criminal Proceedings:

          During the last five years neither reporting person has been convicted in any criminal proceeding.

     (e)  Civil Proceedings:

          During the last five years neither reporting person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws finding any violation with respect to such laws.

     (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration.

          On November 25, 1998, each reporting person purchased 150,000 units at $1.375 per unit from Issuer pursuant to a Subscription and Registration Rights Agreement. The consideration paid consisted of personal funds of reporting persons. Each unit consists of one share of Issuer's $.10 par value common stock and one Warrant to purchase one share at $1.375 per share. The warrants are exercisable on or before October 16, 2003 and are subject to redemption by Issuer on and after April 26, 2001. Contemporaneously, Thomas J. Vessels entered into a Consulting Agreement with Issuer and as consideration therefor Issuer granted Mr. Vessels options to purchase 36,000 shares of Issuer's $.10 par value common stock at $1.375 exercisable on or before October 16, 2001.

Item 4.   Purpose of the Transaction.

          Reporting persons have acquired the securities covered by this Schedule for investment purposes. They have no plans or proposals that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 of Schedule 13D except (i) with respect to Item 4(a), the consulting agreement with Mr. Vessels contemplates that if renewed beyond the initial term (expiring January 31, 2000) Mr. Vessels shall be entitled to such additional compensation in the form of options, shares, cash or other compensation as shall be mutually agreed to with Issuer, and (ii) with respect to Item 4(d), Mr. Vessels has been nominated to stand for election to Issuer's board of directors at the shareholder meeting to be held on January 20, 1999.

Item 5.   Interests in Securities of the Issuer.

          (a)  See Cover Page. Items 11 and 13 incorporated by Reference.

          (b)  See Cover Page. Items 7, 8, 9 and 10 incorporated by Reference.

          (c)  Recent Transactions: N/A

          (d)  Rights with Respect to Dividends or Sales Proceeds: N/A

          (e)  Date of Cessation of Five Percent Beneficial Ownership: N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in this Schedule, there is no contract, arrangement, understanding or relationship between any reporting person or between such person and any other person with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          (a) Subscription and Registration Rights Agreement between Thomas J. Vessels and Double Eagle Petroleum And Mining Co.

          (b) Subscription and Registration Rights Agreement between Tina H. Vessels and Double Eagle Petroleum And Mining Co.

          (c) Stock Warrant Agreement between Thomas J. Vessels and Double Eagle Petroleum And Mining Co.

          (d) Stock Warrant Agreement between Tina H. Vessels and Double Eagle Petroleum And Mining Co.

          (e) Consulting Agreement between Thomas J. Vessels and Double Eagle Petroleum And Mining Co.

          (f) Stock Option Agreement between Double Eagle Petroleum And Mining Co. and Thomas J. Vessels.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 7, 1998.

                                                 By: /s/ THOMAS J. VESSELS
                                                    ----------------------------
                                                    Thomas J. Vessels

Dated:  December 7, 1998.

                                                 By: /s/  TINA H. VESSELS
                                                    ----------------------------
                                                    Tina H. Vessels


Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).